Exhibit 99.1

May 24, 2022

Dear Fellow Shareholders:

2021 was a historic year for CyberArk characterized by transformation, outperformance and acceleration. The result: a record year with strong underlying growth of the business. Excellence in execution and robust secular tailwinds drove a step-function increase in demand for our solutions. Importantly, we made great progress in our transition to a subscription model, which resonated both with our sales organization and our customers. We consistently outperformed throughout 2021, delivering against our strategic imperatives to drive growth, execute our subscription transition, deliver innovation and scale our operations. In fact, every quarter was significantly better than the previous, with business momentum accelerating as we moved through the year.

o	Record total revenue reaching $503 million in 2021

o	Record total recurring revenue of $349 million, or 69 percent of total revenue, with growth accelerating to 41 percent year over year

o	Record subscription portion of Annual Recurring Revenue, or ARR, reaching $183 million as of December 31, 2021, increasing by 146 percent and representing 46 percent of total ARR (1)

o	Record Total ARR increasing by 44 percent to $393 million (1)

o	Non-GAAP operating income of $24 million (1)

o	Net cash provided by operating activities of $75 million

o	Record number of new customers signing more than 975 new logos and reaching more than 7,500 customers

o	Added a record number of employees with total number of employees reaching 2,100 at year end

o
Introduced cutting-edge solutions like Secure Web Sessions, a SaaS solution empowering customers with continuous authentication and session protection and Dynamic Privilege Access, which reduces the risk of standing access by providing just-in-time access to hybrid and multi-cloud environments as well as full audit capabilities.

 Identity Security Strategy

With digital transformation, cloud migration and the most severe threat landscape ever seen, identity has been at the forefront of CISO discussions. Increasing geopolitical tensions, like we are seeing with the war in Ukraine, have typically resulted in an increase in cyberwarfare. As the global leader in Identity Security, centered on Privileged Access Management (PAM), we are focused on helping protect organizations against identity oriented cyber attacks, and our solutions have never been more relevant than in the current environment. Today, every identity can become privileged under certain conditions, and we offer an end-to-end Identity Security platform that provides extensive security controls to reduce that risk, while driving operational efficiency with a frictionless user experience.

We can secure access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. In 2021, we continued to execute our strategy to deliver an Identity Security Platform that contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials, and thoroughly audits the entire cycle. With solutions like Secure Web Sessions that can continuously monitor, re-authenticate and isolate sessions seamlessly to the end user, we are strongly positioned to deliver on our vision.

Subscription Transition

Momentum continued to build throughout 2021, with our SaaS solutions leading the way as we executed our subscription transformation strategy. Before kicking off the subscription transition, we outlined a detailed strategy and established a dedicated team to implement the program. We promoted Matt Cohen, who has extensive experience implementing subscription transition programs, to Chief Operating Officer, to spearhead the execution of the program. We consistently outperformed our subscription transition targets of percentage of bookings from subscription and, in fact, we achieved our subscription transition bookings mix goal in just five quarters, in March 2022, well ahead of the eight to ten quarters we initially outlined when we formally kicked off our transition in February 2021. We are delivering faster time-to-value for our customers, driving increased velocity of our business as customers’ add on more products and more users faster under the new model, and creating tremendous value for our shareholders. In addition, we are focused on enhancing our Customer Success, support, and renewals teams to materialize the full potential of being a subscription company. We are working hard to ensure excellence in execution and in operating as a subscription company, aiming to impress our customers with superior customer support and amazing solutions, which will result in strong net retention rates.

(1)
See Appendix A for the definitions of Annual Recurring Revenue, Subscription Portion of Annual Recurring Revenue and non-GAAP operating income as well as a reconciliation of non-GAAP operating income to GAAP operating income

We are now entering the second phase of our subscription transition program – operating as a recurring revenue company. We are laser focused on delighting our customers by delivering breakthrough innovation, superior customer service, as well as acting as a trusted advisor as we navigate the most challenging cyber threat landscape of our lifetime.

Environmental, Social & Governance (ESG) Program Highlights

 Throughout the period of transformation in 2021, we continued to build a more inclusive and sustainable company, including enhancing our ESG program. We strengthened our oversight of the ESG program through the creation of an internal ESG Committee – a cross functional team of key company employees and management. Additionally, the Board formalized ESG oversight by delegating to relevant committees’ the oversight of specific ESG-related areas that fall within their primary areas of responsibilities. The Board’s Nominating and Corporate Governance Committee continues to have primary oversight responsibility for the Company’s ESG matters, disclosure and strategy, entailing the coordination, as necessary, with other Board committees, the Company’s ESG Committee and its Executive Steering Committee. Early in 2022, we expanded the responsibilities of our Senior Vice President Investor Relations to include our ESG Program. We published our first Environmental, Social, and Governance (ESG) report in December 2021, highlighting the progress we made and identifying key program focus areas: cybersecurity, corporate governance, business ethics and compliance, Human Capital Management, Diversity, Equity & Inclusion, and environmental stewardship.

 Ongoing ESG initiatives include:

Cybersecurity

-
Expanding SOC 2 Type 2 Certification across the CyberArk Identity Security Platform, which involved external verification by an independent audit firm regarding the quality of controls and operating effectiveness around our data privacy and security safeguards

Corporate Governance, Business Ethics and Compliance

-	Strengthening our compliance program by hiring a dedicated VP Compliance and Ethics, enhancing our Code of Conduct and expanding our compliance training program

-	Seeking shareholder support to enhance our executive compensation policy (Proposal 2)

-	Establishing a dedicated internal audit team, led by our Head of Internal Audit

Human Capital Management

-	Implementing an employee recognition program

-	Increasing communications between senior leadership and employees

-	Expanding our learning development and training program

Diversity Equity & Inclusion

-	Enhancing our Diversity, Equity & Inclusion (DE&I) program

-	Evaluating DE&I-related metrics

Environmental Stewardship

-	Created a global environmental team supporting employee education and further enabling our environmental sustainability initiatives

-	Beginning to measure our Scope 1 and Scope 2 GHG emissions

-	Constantly evaluating additional ways to reduce our environmental footprint

ii

As we look ahead, we intend to continue enhancing our ESG program to expand its impact in support of our constituents – employees, customers, partners, shareholders and communities. We have also placed an emphasis on building the foundation for tracking additional ESG-related Key Performance Indicators (KPIs) and metrics for our reporting and defined programs for 2022.

Conclusion

Over the last year, digital transformation, cloud migration and attacker innovation accelerated, driving durable growth in the demand environment. Identity Security is at the center of these macro trends, and our solutions have never been more relevant. We are incredibly proud of the resiliency and amazing execution of the entire CyberArk team, putting us in a great position to continue capitalizing on our tremendous opportunity in Identity Security in 2022. We are confident that our identity security strategy and subscription transition program will create long-term value for our employees, customers, partners, shareholders and communities.

On behalf of the Board, we invite you to attend our 2022 Annual General Meeting of Shareholders to be held at 4:00 p.m. (Israel time) on June 28, 2022, at our corporate headquarters at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

Thank you for your ongoing support of CyberArk.

Ehud (Udi) Mokady Chairman of the Board Chief Executive Officer	Gadi Tirosh Lead Independent Director	Donna Rahav Chief Legal Officer

iii

CYBERARK SOFTWARE LTD.
9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel
+972-3-918-0000

May 24, 2022

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2022 Annual General Meeting of Shareholders (the “Meeting”) of CyberArk Software Ltd. (the “Company”) to be held at 4:00 p.m. (Israel time) on June 28, 2022, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

The Meeting is being called for the following purposes:

(1)	(i)	To re-elect each of Gadi Tirosh and Amnon Shoshani, and to elect Avril England, each for a term of approximately three years as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2025 and until his or her respective successor is duly elected and qualified; and

(ii)
To re-elect François Auque for a term of approximately two years as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified;

(2)	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”);

(3)
To authorize, in accordance with the requirements of the Companies Law, the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady, to continue serving as the Chairman of the Board and the Company’s Chief Executive Officer, for a period of two years; and

(4)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s 2023 annual general meeting of shareholders, and to authorize the Board of Directors of the Company (the “Board”) to fix such accounting firm’s annual compensation.

Members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2021.

The Board unanimously recommends that you vote in favor of each of the foregoing proposals, which are more fully described in the accompanying proxy statement.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Shareholders of record at the close of business on May 20, 2022, are entitled to vote at the Meeting.

Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card, including for voting by telephone or the Internet. It is important that your shares be represented and voted at the Meeting. Accordingly, after reading the accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope or follow the instructions for voting by telephone or the Internet. If voting by mail, the proxy must be received by the Company’s transfer agent or at the Company’s registered office at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, not later than 11:59 p.m. (EDT) on June 27, 2022 to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed prior to the Meeting at the registered office of the Company from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). The Company’s telephone number at its registered office is +972-3-918-0000.

Sincerely, Ehud (Udi) Mokady Chairman of the Board & Chief Executive Officer

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel

+972-3-918-0000
__________________________

PROXY STATEMENT
__________________________

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

           This proxy statement (the “Proxy Statement”) is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of CyberArk Software Ltd. (to which we refer as “we,” “us,” “CyberArk” or the “Company”) to be voted at the 2022 Annual General Meeting of Shareholders (the “Meeting”) and at any postponement or adjournment thereof. The Meeting will be held at 4:00 p.m. (Israel time) on June 28, 2022, at our offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

 This Proxy Statement and the enclosed proxy card are being made available on or about May 24, 2022, to holders of the Company’s ordinary shares, nominal (par) value NIS 0.01 per share (“ordinary shares”), as of the close of business on May 20, 2022, the record date for the Meeting (the “Record Date”). You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on the Record Date.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

 Agenda Items

Proposals		Board Recommendation	Further Details
1.		✔ FOR	Pages 17 to 18
(i)
To re-elect each of Gadi Tirosh and Amnon Shoshani, and to elect Avril England, each for a term of approximately three years as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2025 and until his or her respective successor is duly elected and qualified; and

(ii)
To re-elect François Auque for a term of approximately two years as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified;

2.	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”)	✔ FOR	Pages 19 to 21
3.
To authorize, in accordance with the requirements of the Companies Law, the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady, to continue serving as the Chairman of the Board and the Company’s Chief Executive Officer, for a period of two years.

		✔ FOR	Pages 22 to 26
4.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s 2023 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.	✔ FOR	Pages 27 to 28

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

 Quorum

 On the Record Date, we had 40,716,329 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date is entitled to one vote on each of the proposals to be presented at the Meeting. Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of the voting power of our Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day of the week, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” (if any) are counted as present for purposes of determining a quorum.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the proposals to be presented at the Meeting. In addition, the approval of Proposals 2 and 3 requires that either (i) such majority includes at least a majority of the votes cast by present and voting shareholders who are not “controlling shareholders” (as defined below) and who do not have a “personal interest” (as defined below) in the matter; or (ii) that the votes cast against such proposal by the shareholders who are not “controlling shareholders” and who do not have a “personal interest” do not exceed two percent (2%) of the aggregate voting power of the Company (the “Special Majority”). Except for the purpose of determining a quorum, abstentions from voting and “broker non-votes” (if any) are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

Pursuant to the Companies Law, in order for your vote to be counted for purposes of the Special Majority, you must indicate on your proxy or inform the Company at the Meeting and prior to voting thereon, that (i) you are not a controlling shareholder of the Company, and (ii) you do not have a “personal interest” in the approval of Proposal 2 or 3. (any person or entity that do not meet the qualifications in both (i) and (ii) above shall be referred to hereinafter as an “Interested Party”).

Under the Companies Law, the term “personal interest” is defined as shareholder’s personal interest in an action or a transaction of a company (i) including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (ii) excluding a personal interest arising solely from holding the Company’s ordinary shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct our activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

In order for your vote to be counted for purposes of the Special Majority, you will be requested to indicate that you are not an Interested Party with respect to Proposal 2 or 3 by marking “YES” under Item 2A and 3A in the enclosed proxy card, voting instruction form or in your electronic or telephonic submission. In the alternative, if you believe that you are an Interested Party, and your vote should not be counted for the purposes of the Special Majority, you should mark “No” accordingly. If you do not mark any box in Item 2A and 3A, your vote will not be counted on the proposal.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore, we believe that, other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposal 2 or 3. Thus, we believe any other shareholders should indicate they are not an Interested Party with respect to Proposal 2 or 3 by marking “YES” under Item 2A and 3A in their proxy card, voting instruction form or in their electronic or telephonic submission. If you are unsure whether you are a controlling shareholder or have a personal interest in the proposal, please contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations), or, if you hold your shares in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf. We reserve the right to determine whether to exclude votes by a shareholder that is clearly known to us as having personal interest, or to include the votes in the opposite circumstances (known not to have personal interest).

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization;

●
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

We currently intend to hold the Annual Meeting in person, and depending on certain circumstances, may hold the Meeting virtually at the above date and time instead. If you wish to attend the Meeting in person and are unable to do so, please contact us at proxies@cyberark.com or our proxy solicitor (see “Assistance with Voting” below). In the event that we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6-K filed with the Securities and Exchange Commission.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. As the shareholder of record, you have the right to provide your voting proxy directly to the Corporate Secretary of our Company or to vote in person at the Meeting. If you do not wish to attend the Meeting and wish to vote your ordinary shares, you should submit a proxy in one of the above-mentioned manners. If you have lost or misplaced the proxy card mailed to you, you may request another by calling our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

We will not be able to count a proxy card unless we receive it at our principal executive offices at 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on June 27, 2022.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted by the persons named as proxies in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment on any other matters that may properly come before the Meeting.

In the enclosed proxy card, voting instruction form or in your electronic or telephonic submission you will be requested to indicate whether you are an Interested Party with respect to Proposal 2 or 3. In order to provide for proper counting of shareholder votes, if you have not confirmed that you are not an Interested Party with respect to Proposal 2 or 3 by marking “YES” under Item 2A and 3A in the proxy card or voting instruction form or in your electronic or telephonic submission, your vote will not be counted for purposes of the Special Majority.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or through a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name.” Proxy materials are being furnished to you together with a voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions on that form to direct your broker, bank, trustee or other nominee how to vote your shares. Many nominees provide means to vote by telephone or by Internet. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote your shares at the Meeting.

Under the rules of the Nasdaq Stock Market LLC (“Nasdaq”), brokers, trustees or other nominees that hold shares in “street name” for clients only have authority to vote on “routine” proposals where they have not received voting instructions from beneficial owners, and a “broker non-vote” occurs when brokers, trustees or other nominees are unable to vote on “non-routine” proposals. The only item on the Meeting agenda that we believe may be considered “routine” is Proposal 4 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we expect that this will not be treated as a routine matter since our Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

 Thus, if you, as a beneficial owner of the shares, do not provide specific instructions to your broker, trustee or other nominee on a specific proposal, your broker, trustee or other nominee will not be allowed to exercise its voting discretion with respect to that proposal. If your shares are held of record by a broker, trustee or other nominee, we urge you to give instructions to your broker, trustee or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. Additionally, we remind you when you provide instructions to your broker, trustee or other nominee, you will be requested to indicate whether you are an Interested Party with respect to Proposal 2 or 3. If you have not confirmed that you are not an Interested Party with respect to Proposal 2 or 3 by marking “YES” under Item 2A and 3A in the proxy card or your voting instructions form or in your electronic or telephonic submission, your vote will not be counted for purposes of the Special Majority for purposes of Proposal 2 and Proposal 3.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders who hold shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if they desire to revoke or modify previously submitted voting instructions.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and our Articles. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders’ meeting, provided that such proposal is deemed appropriate by the Board for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Legal Officer at the following address: CyberArk Software Ltd., 9 Hapsagot St., POB 3143, Petach-Tikva, 4951040, Israel, or by facsimile to +972-3-9180028, Attn: Donna Rahav, Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Legal Officer must receive the written proposal no later than May 31, 2022.

Solicitation of Proxies

Proxies are being made available to shareholders on or about May 24, 2022. We have retained Innisfree M&A Incorporated to assist with the solicitation of proxies in connection with the Meeting. Innisfree M&A Incorporated will receive customary fees plus out-of-pocket expenses in connection with the performance of its services. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may also solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Legal Officer based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card and this Proxy Statement were furnished to the SEC under cover of a Form 6-K and are also available at the “Investor Relations” section of our website at http://investors.cyberark.com. The contents of that website are not a part of this Proxy Statement and are not incorporated by reference herein.

Assistance with Voting

If you have questions about how to vote your shares, you may contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this Proxy Statement contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements express the current beliefs and expectations of CyberArk’s management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “continue,” “intend,” “plan,” “expect,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; the transition of the Company’s business to a subscription model that began in 2021 and its ability to complete its transition goals in the time frame expected; the Company’s sales cycles and multiple pricing and delivery models; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; an increase in competition within the Privileged Access Management and Identity Security markets; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to sell into existing and new customers and industry verticals; risks related to compliance with privacy and data protection laws and regulations; the Company’s history of incurring net losses and our ability to achieve profitability in the future; the duration and scope of the COVID-19 pandemic and its impact on global and regional economies and the resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s ability to expand its sales and marketing efforts and expand its  channel partnerships across existing and new geographies; risks related to sales made to government entities; regulatory and geopolitical risks associated with global sales and operations (including the current conflict between Russia and Ukraine) and changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of May 20, 2022, based on public filings or information provided to us by such shareholders, and calculated using the 40,716,329 ordinary shares we had issued and outstanding at such time.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Shareholders
Wasatch Advisors, Inc. (1)	3,691,565	9.1%

(1)
Based on a Schedule 13G/A filed on February 10, 2022, by Wasatch Advisors, Inc. (“Wasatch”), shares beneficially owned consist of 3,691,565 ordinary shares over which Wasatch has sole voting and dispositive power. The address of Wasatch is 505 Wakara Way, Salt Lake City, UT 84108.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

           For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2021, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 10, 2022, and available on the “Investor Relations” section of our website at http://investors.cyberark.com or through the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Overview

CyberArk is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are founded on the guiding principle that the Board is accountable for representing the best interests of our shareholders. We accomplish that primarily through Board independence, diversity of experience and engagement with shareholders and other key constituents.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. We are committed to maintaining an active dialogue to understand the priorities and concerns of our shareholders. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage. As part of our investor relations program, we engage with the vast majority of our institutional shareholders throughout the calendar year in our quarterly earnings calls, investor conferences and investor meetings. Since 2016, we have annually conducted substantive discussions with shareholders on executive compensation, corporate governance, corporate performance, strategy and more recently on our ESG program. In 2021, for example, we engaged with over 85 percent of our top 20 shareholders, which represented about 44 percent of our outstanding shares. Our engagement has played a critical role in enhancing our strategy and applicable policies. In November 2021, we introduced an off-cycle engagement program, which was led by our lead independent director (“Lead Director”) and the Chairperson of the Nominating and Corporate Governance Committee, primarily related to the continued service of the Company’s Chief Executive Officer (the “CEO”) as the Chairman of the Board, and our ESG strategy. We have implemented the feedback received during these discussions in our corporate and ESG strategy, as appropriate and as further reflected in our voluntary ESG report published in December 2021, and in Proposal 2 and Proposal 3 below. Such feedback included, among other topics, oversight of our ESG program, shareholding requirements for executives and the duration of the combined Chairman of the Board and CEO Role. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

Board Structure

Our Articles provide that we may have no fewer than four and no more than nine directors, as may be fixed from time to time by the Board. Our Board currently consists of eight directors. Independence is a key pillar of our corporate governance, and each of our seven current non-employee directors is independent under Nasdaq corporate governance rules, which require a majority of our directors to be independent. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which their term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles. The Nominating and Corporate Governance Committee and the Board approved a board refreshment program, including committing to introduce a new Board member at least every five years, and rotated the committee membership to include our newest Board members, Mr. Auque and Ms. England, in our Audit and Strategy Committees, respectively.

 Board Composition and Qualifications

Our Board provides independent oversight of the Company and management. Our Board consists of diverse, experienced and qualified members. The Board skills matrix below represents the key skills that our Board identified as particularly valuable to the effective oversight of the Company and the execution of our strategy, as well as diversity characteristics of our directors (25 percent of whom are women). This matrix highlights the depth and breadth of skills of our Board members.

Avril England Franpois Auque Ron Gutter Kim Perd^kou X X X X in o UI £ £ “H £ T] k co 3x 3 3X X o X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X X avid Schaeffer Amnon Shoshani qsojij. ipeo Ehud (Udi) Mokady X X X Independent PERSONAL o UI cn CO cn Gn m W Age £ £ Gender 00 > ro k k Tenure (in years)* Audit Committee COMMITTEES X Compensation Committee X o Nominating & Corporate Governance o Strategy Committee X X X X Leadership & Business Operations EXPERIENCES SKILLS X X Cybersecurity & IT X X X Technology X X Finance & Accounting X X X X Risk Management X X X X International Businesses X X X X Strategy Development X X X X Mergers & Acquisitions X x X X Legal & Corporate Governance X X X Human Capital Management X X Sustainability

  *As of the date of the Meeting          C = Chairperson          (F) = Financial Expert

Board Leadership and Lead Independent Director

Mr. Mokady, our founder, has been on the Board since inception and has served as our CEO, since 2005. Since June 2016, he has also served as Chairman of our Board following the approval of our shareholders, which was reaffirmed in July 2019. At the 2016 and 2019 annual general meetings, our shareholders determined that, for so long as the positions of the CEO and Chairman of the Board are combined, our Board will appoint a Lead Director to facilitate strong, independent Board leadership and effective independent oversight. Our Lead Director is selected by our non-executive Board members from among the independent directors of the Board who have served a minimum of one year as a director. Additionally, if at any meeting of the Board the Lead Director is not present, one of the following individuals, in the order listed, will act as Lead Director for the duration of such meeting: the Chairperson of the Audit Committee, the Chairperson of the Compensation Committee, or an independent member of the Board appointed by a majority of the independent members of the Board present. Mr. Gadi Tirosh currently serves as our Lead Director. For more information regarding the authorities and responsibilities of the Lead Director, please refer to Proposal 3 below.

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile. Our committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committee	Risk Oversight Areas of Focus
Audit	• Our overall risk assessment and strategy for managing enterprise risk • Accounting and financial reporting, legal and compliance • Cybersecurity, including product and information security
Compensation	• Compensation policies and practices related to our directors, CEO, executives and employees • Our human capital management and diversity, equity and inclusion strategy
Nominating and Corporate Governance	• ESG program, including corporate governance and environmental stewardship
Strategy	• Our long-term business and corporate strategy, including organic and in-organic growth

The committees receive regular updates from the relevant functions within the Company responsible for the management and mitigation of the different areas of risk. In addition, the committees hold closed executive sessions with individual members of CyberArk’s leadership team as well as our internal and external audit functions. The committee chairs apprise the Board regularly of committee discussions, decisions and actions taken.

Board and Committee Effectiveness and Meetings

Our Board and committees are committed to conducting their duties effectively and in the best interest of CyberArk and our shareholders. Our Board performs an annual self-assessment to evaluate its effectiveness in fulfilling its obligations, which is overseen by the Lead Director and the Nominating and Corporate Governance Committee. As part of the assessment, directors, relevant members of management and outside counsel provide feedback on a variety of topics such as Board and committees’ effectiveness and composition. Our Chief Legal Officer and Corporate Secretary summarize these individual assessments and discuss the results with the Nominating and Corporate Governance Committee and the Board. The Board then takes such further action or guides management on key findings, as it deems appropriate.

During 2021, our Board met six times and acted three times by written consent; our Audit Committee met six times; our Compensation Committee met six times and acted once by written consent; our Nominating and Corporate Governance Committee met four times; and our Strategy Committee met twice and acted once by written consent. Each of the incumbent directors (including the director nominees for re-election and election) attended at least 75% of our Board meetings and the meetings of each of the committees of the Board on which they served.

We recognize the importance of keeping our Board members current on market trends, industry events, and best practices, as well as enhancing their knowledge of the Company’s evolving product portfolio, go-to-market motion and research and development programs. New Board members undergo our onboarding process, including onboarding guides and tailored trainings. In addition, we provide continuing director education, which may include internally developed materials and presentations, or programs presented by third parties and encourage our directors to attend CyberArk events such as our annual “Impact” customer event.

Considerations in Evaluating Director Nominees

Our Nominating and Corporate Governance Committee undertakes an evaluation process of the qualifications of the Board members and identifies potential areas where we may enhance our Board, including size, composition and additional expertise. We look for Board members with the highest levels of integrity and ethics that align with our corporate values. Our strong corporate culture has been key to our long-term success, and we believe the tone is set at the top with our Board. To represent the best interest of our shareholders, we remain committed to maintaining a Board that is inclusive and endeavors to have varied expertise, experience and diversity including experience, gender, racial and ethnic diversity considerations among its members. We consider director nominees’ suitability for their role also based on the following criteria:

Considerations

BUSINESS EXPERTISE		INDUSTRY EXPERIENCE		DIVERSITY

o o o o o o o o	Corporate governance Financial Go-to-market strategy Product management Leadership M&A Risk management Strategy	o o o o o o o o	Alliances and partnerships B2B Cloud Competitive analysis Cybersecurity Public sector SaaS or Software Information Technology	o Cultural background o Ethnicity o Gender identity o Race o Sexual orientation

Board Diversity Matrix

           The table below provides certain information regarding the diversity of our Board as of the date of this Proxy Statement. Each of the categories listed in the table has the meaning ascribed to it in NASDAQ Listing Rule 5605(f).

Country of Principle Executive Offices:	Israel
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	8

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	2	6	--	--
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	--
LGBTQ+	--
Did Not Disclose Demographic Background	2

CEO EQUITY PLAN & DIRECTOR COMPENSATION

Equity Plan Governance

           Our Board and its Compensation Committee have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants, and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and increases in our share-based compensation in proportion to our overall revenue. Some of the measures we have undertaken to effectively manage dilution include authorizing the reservation of shares for issuance under the Company’s 2014 share incentive plan (the “2014 Plan”) between 2017 and 2021 at a rate significantly lower than that permissible under the 2014 Plan, and reducing the overall number of shares reserved for issuance under the 2014 Plan by 900,000 ordinary shares in June 2019. We have continuously enhanced our equity compensation program to weight more towards the grant of performance share units (“PSUs”) versus time-based stock options, initially with respect to our CEO and subsequently to all our executives and other senior managers.

The Compensation Committee has engaged Aon’s Human Capital Solutions practice a division of Aon plc (formerly known as Radford), as an independent, outside consultant, to provide it with advice related to our executive and non-employee director compensation programs and to assist in the design, formulation, analysis and implementation of our compensation program. The information provided by Aon relating to the compensation practices of peer companies aids the decision-making process of the Compensation Committee and Board and supports our ability to inform our shareholders of the Company’s relative positioning on compensation., The Compensation Committee and Board make their final decisions relating to annual executive compensation in reliance on various considerations, including the information provided by Aon, as applicable, with a focus on the individual performance of our executives.

           As of May 20, 2022, 2,952,823 ordinary shares underlying share-based awards were outstanding under the Company’s 2011 Share Incentive Plan, 2014 Plan and the 2019 Employee Stock Purchase Plan and 1,263,393 ordinary shares were reserved for future grant under such plans, reflecting a dilution rate of 9.6%. Aon’s survey data reflected that while the Company’s revenue multiples were over the 65th percentile and its one- and three-year total shareholder returns were over the 70th percentile, its 2021 and three-year average burn rate, issued equity overhang and total equity overhang were each positioned favorably at or below the 25th percentile among the Company’s current compensation peer group, comprised of:

Alteryx	Guidewire	Okta	Tenable
Anaplan	HubSpot	Q2 Holdings	Varonis Systems
Box	Mandiant (FireEye)	Qualys	Wix.com
Cornerstone OnDemand	Mimecast	Rapid7	Zendesk
Five9	New Relic	SailPoint Technologies	Zscaler

CEO 2022 Grant

In June 2020, the Company’s shareholders approved a three-year Equity Plan for our CEO (the “CEO Equity Plan”), authorizing the Compensation Committee and Board to approve CEO equity grants for 2021 and 2022; all subject to the terms of the CEO Equity Plan. In February 2022, the Compensation Committee and the Board approved an equity grant to Mr. Mokady (the “CEO 2022 Grant”), consistent with and subject to the terms of the CEO Equity Plan. The equity mix of the CEO 2022 Grant, and corresponding number of underlying shares – assuming achievement of target level performance for all PSUs granted – are as follows:

	Restricted Share Units	Performance Share Units
		Business-related Performance Criteria	Relative TSR Performance Criteria
Percentage (appx.)	40%	40%	20%
Number of Shares	24,600	24,600	12,300

For more information regarding the CEO Equity Plan, see “Proposal 3” of our 2020 Proxy Statement, filed with the SEC on May 26, 2020, and “Item 6.B Compensation – CEO Equity Plan” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 10, 2022.

Compensation of Non-Executive Directors

As of July 1, 2019, following the approval of our shareholders, our non-executive directors are entitled to the following compensation:

Cash Compensation

Annual fees with respect to each twelve months of service in the amounts of:

	Lead Director	Member
Board	US$52,500	US$35,000

Additional fees with respect to each twelve months of service on Board committees in the amounts of:

Committee	Chairperson	Member
Audit	US$20,000	US$10,000
Compensation	US$12,000	US$6,000
Nominating and Corporate Governance	US$8,000	US$4,000
Strategy	US$8,000	US$4,000

Directors are also entitled to be reimbursed for reasonable travel, accommodation and other expenses incurred by them in connection with attending Board and committee meetings and performing their functions as directors of the Company.

Equity-Based Compensation

Directors are entitled to equity awards of restricted share units in the value of:

New Appointment Award	Up to US$350,000
Subsequent Annual Award	US$200,000

For more information on director compensation, see “Proposal 2” of our 2019 Proxy Statement, filed with the SEC on May 21, 2019, “Item 6.B. Compensation—Compensation of Directors and Senior Management” and “Item 6.C. Board Practices—Compensation of Directors” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 10, 2022.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)

Overview

From our mission to our corporate values, to our execution of initiatives to enhance the durability of our growth, we strive to integrate ESG factors into our decision-making processes and weave them throughout our strategy development and risk management processes. The evolution of our ESG initiatives is most visible through the ongoing improvements in our corporate governance practices since our initial public offering in 2014. This has included strengthening Board oversight, aligning our executive compensation programs with performance, increasing our transparency into our decision-making processes and broadening our shareholder outreach program. We recognize that the successful implementation of sustainable and responsible business practices is integral to delivering long-term value.

Alongside our strategy, risk management initiatives and corporate oversight, we are further evolving our ESG program. With the support of external experts, as well as input from internal and external stakeholders, in 2021, we completed a detailed assessment to identify ESG issues that are high priority to our business, our shareholders and other stakeholders. The assessment took into consideration leading ESG voluntary reporting frameworks including the Sustainability Accounting Standards Board (SASB), the Task Force on Climate-related Financial Disclosures (TCFD), the Global Reporting Initiative (GRI), Stakeholder Capitalism Metrics established by the International Business Council of the World Economic Forum and leading ESG ratings agencies. In December 2021, we published our inaugural ESG Report, which provides further detail on our efforts. For more information on our ESG-related activities, please visit our website at https://www.cyberark.com/company/esg/. Neither the ESG Report nor the contents of our website are incorporated into this proxy statement.

ESG Oversight

To provide more structure and enhance disclosure around the ESG program, we formally established an internal ESG Committee in 2021, comprised of senior leaders across functions including Legal and Compliance, Human Resources, Investor Relations, Information Technology and Product Management. The ESG Committee reports to an Executive Steering Committee that includes the CEO and is overseen by the Nominating and Corporate Governance Committee and ultimately the full Board. At the Board level, the Nominating and Corporate Governance Committee has primary ESG oversight responsibility. This allows the members to have a holistic view across our broad set of strategic ESG initiatives, more effectively oversee the management and mitigation of ESG-related risks, monitor the implementation of policies and programs, and evaluate our success. The other committees of the Board have oversight responsibilities on certain ESG-related matters which fall within their primary areas of responsibility (for example the Audit Committee oversees risk management, cybersecurity and investor communications, and the Compensation Committee oversees Human Capital Management as well as Diversity, Equity & Inclusion).

ESG Focus Areas

To help enhance and evaluate priorities for our ESG program, we completed a comprehensive assessment in 2021 to identify key issues, topics and focus areas relevant to our business. These areas include cybersecurity, business ethics and compliance, Human Capital Management, Diversity, Equity & Inclusion, and environmental stewardship. This is an ongoing process that we will continue to revisit.

Cybersecurity. Cybersecurity is our business. Protecting our network, our solutions, our employees, our customers and our partners is the foundation of our success. At the same time, our internal cybersecurity and privacy programs, which include complying with and in many cases exceeding industry standards, are critical components of our overall strategy execution. We continue to make ongoing investments in people, processes and technologies to mitigate risks to our business, build trust and help our customers protect against advanced cyberattacks.

 In recognition of the potential impact on our business, we maintain a cybersecurity governance structure at the highest levels of the company. Our Chief Information Technology Officer and dedicated security teams oversee corporate information security standards, practices and controls across all critical Company data and assets. At the Board level, the Audit Committee has oversight of our cybersecurity program and reviews comprehensive network or product security once a quarter.

Our comprehensive program is centered on risk management, product and SaaS security, business continuity and training. Our dedicated security teams work to continuously improve our secure development, security operations and threat-mitigation practices. CyberArk conducts formal risk assessments on its corporate network on at least an annual basis. Our risk management program is based on ISO/IEC 27001:2013 Information Security Management System Standard and follows the National Institute of Standards and Technology (NIST) cybersecurity framework. In addition, the results of our annual assessment are included in the annual mitigation plan, which is presented to and monitored by the Audit Committee. A critical part of our cybersecurity program is internal training and awareness such as mandatory annual training and regular drills related to phishing and social engineering. Furthermore, we continue to make ongoing investments to help our customers protect against advanced cyberattacks and have invested in and secured various certifications including SOC 2 Type 2 and ISO/IEC 27001:2013. The SOC 2 Type 2 certification, achieved in April 2022 and which spans the CyberArk SaaS portfolio, included external verification by an independent audit firm regarding the quality of controls and operating effectiveness around our security safeguards.

The security and privacy of our customers’ data is paramount. We are committed to respecting privacy rights by complying with applicable privacy and data protection laws. For more information, see our ESG report and key privacy documents available at www.cyberark.com, none of which are incorporated by reference in this proxy statement.

Business Ethics and Compliance. We are committed to promoting integrity, honesty and professionalism and maintaining the highest standards of ethical conduct in all of our activities and aim to foster a culture of openness that promotes communication across the Company. To support this approach, we have focused our business ethics and compliance program around the three main pillars of policies, training and awareness, and evaluation and enforcement. Our Code of Conduct is the foundation of our ethics and compliance program. CyberArk employees and executive officers certify their compliance with our Code of Conduct and other company policies. We conduct frequent training on our Code of Conduct, anti-corruption and bribery, insider trading, data privacy and cybersecurity. We also work with internal and external subject matter experts to turn our policies into practice, investigate potential transgressions, adapt and improve policies based on employee feedback and changing circumstances, and engage our peers in discussions regarding their practices.

For more information, see “Item 16.B. Code of Ethics” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 10, 2022.

Human Capital Management. The foundation and important differentiator of our Human Capital Management (HCM) strategy is our culture, centered on our core company values:

We are committed to hiring and retaining talented, smart, bold, but humble employees to promote innovation and a strong, diverse and inclusive culture which we believe contributes to our business success. Our Chief Human Resources Officer, who reports directly to our Chief Executive Officer, oversees our broad and comprehensive initiatives to effectively recruit, retain and develop our employees.

Our HCM strategy is focused on creating solutions to attract, develop, engage and retain top diverse talent. We offer a total rewards approach that includes variable pay programs to drive target achievements, long-term incentives such as equity-based compensation and customized benefits packages across all our regions. We provide an environment where employees are encouraged to seek work-life alignment and career development opportunities. In 2022, we are significantly enhancing our learning and development program including formalized career path curriculum, leadership development and management training. We believe that our approach has helped us grow our employee base by more than 47% over the last three years.

To help foster a culture of engagement, senior leaders regularly engage with employees through programs such as our quarterly All-Hands Meetings as well as quarterly Leadership Conferences. Using a third party, we conduct an annual comprehensive employee engagement survey throughout all regions and departments. In our first annual survey in 2021, we had a participation rate of 74%. Results were above industry benchmarks in all surveyed areas and showed a high engagement score as 80% of surveyed employees were pleased with their overall experience and would recommend CyberArk to a peer. In our second annual survey in 2022, our participation rate increased to 81% and our overall engagement score increased as well. We utilize this feedback to enhance and improve overall employee experience, our culture and our strategy.

The COVID-19 pandemic increased our focus on the health, safety and wellness of our employees, which continues to be our top priority. We shifted our operations to enable employees to work from home and have since implemented hybrid work arrangements for all of our employees.

Diversity, Equity and Inclusion. Diversity, Equity and Inclusion (DE&I) is critical to the successful execution of our strategy of bringing different perspectives to the table, strengthening decision-making processes, driving innovation, and creating a strong community so that our employees may be given fair and equal opportunities. Our DE&I program is overseen by the Compensation Committee and the Board. Globally, our DE&I initiatives are focused on gender representation and on the regional level, we are implementing programs geared toward supporting underrepresented groups in each of our geographies. Our initiatives have included introducing a company mission statement for DE&I; creating learning and development programs for employees, including one-on-one coaching sessions for our executive leadership team; establishing our first dedicated employee resource groups; introducing mentorship as well as “returnship” programs; and continuously improving our recruitment and hiring practices including neurodiversity and junior hiring programs as well as internal mobility opportunities.

For more information on our HCM and DE&I initiatives, see “Item 6.D. Employees” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 10, 2022.

Environmental Stewardship. As an enterprise software company, our environmental footprint is smaller than organizations of comparable size in other industries. In addition, most of our IT infrastructure runs in a public cloud environment, which reduces our total environmental impact especially as our main vendor has stated a commitment to clean energy. In early 2021, we created a global environmental team to implement a more comprehensive environmental employee-led stewardship program and evaluate additional ways to further reduce our environmental footprint. This includes rolling out formal education and training, expanding our environmentally responsible procurement initiatives, and developing strategies to conserve energy and reduce waste. We are also working to identify environmentally related Key Performance Indicators (KPIs) that will help stakeholders assess our progress and are taking steps to begin quantifying our Scope 1 and Scope 2 GHG emissions.

PROPOSAL 1

RE-ELECTION AND ELECTION OF OUR CLASS II DIRECTORS AND
RE-ELECTION OF OUR CLASS I DIRECTOR

Background

Our shareholders are being asked to (i) re-elect each of Gadi Tirosh and Amnon Shoshani, and to elect Avril England, each as a Class II director; and (ii) re-elect François Auque as a Class I director.

Our current directors are divided among the three classes as follows:

(1) our Class I directors are Ehud (Udi) Mokady and David Schaeffer, whose current terms expire at our 2024 annual general meeting of shareholders and upon the election and qualification of their respective successors

(2) our Class II directors are Gadi Tirosh, Amnon Shoshani and Avril England, whose current terms expire at the Meeting and upon the election and qualification of their respective successors, and

(3) our Class III directors are Ron Gutler, Kim Perdikou and François Auque, whose current terms expire at our 2023 annual general meeting of shareholders and upon the election and qualification of their respective successors.

Re-Election and Election of Class II Directors and Re-Election of Class I Director

The Nominating and Corporate Governance Committee and Board recommended that we nominate (i) our current Class II directors, Mr. Gadi Tirosh and Mr. Amnon Shoshani, for re-election, and Ms. Avril England, for election, each as a Class II director at the Meeting, and each for a term of approximately three years following the Meeting; and (ii) Mr. François Auque, a current Class III director, for re-election to our Board as a Class I director, for a term of approximately two years following the Meeting, in order to provide for a more diversified experience within the different classes. Mr. Auque, Mr. Gutler and Ms. Perdikou are considered financial experts. The Board believes having Mr. Auque as a Class I director will balance the experience within the classes. The director nominees did not participate in the discussion and applicable vote regarding their nomination for re-election. In the event that Mr. Auque is not re-elected as a Class I director, in accordance with the foregoing terms, Mr. Auque will remain a Class III director, which term expires at the annual general meeting of shareholders to be held in 2023.

Director Nominees’ Qualifications and Independence

Each of the director nominees has consented to being named in this Proxy Statement and has advised the Company that he or she is willing, able and ready to serve as a director of the respective class if elected. Additionally, in accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings or agreements with respect to the election of any of the director nominees at the Meeting. Each of the director nominees is independent under Nasdaq corporate governance rules.

Biographies of Director Nominees

Set forth below is certain biographical information regarding the background and experience of Mr. Tirosh, Mr. Shoshani, Ms. England and Mr. Auque. For more information regarding the experience and skills of the director nominees, please refer to the Board Composition and Qualification section above.

Gadi Tirosh has served as a member of our Board since June 2011, as Chairman of the Board between July 2013 and June 2016 and as Lead Director since June 2016. Since 2020, Mr. Tirosh has served as Venture Partner at DisruptiveAI, an Israeli venture capital firm that focuses on innovative artificial intelligence companies. From 2018 to 2020, Mr. Tirosh served as Venture Partner at Jerusalem Venture Partners, an Israeli venture capital firm that focuses, among other things, on cybersecurity companies and operates the JVP Cyber Labs incubator. From 2005 to 2018, he served as Managing Partner at Jerusalem Venture Partners. From 1999 to 2005, he served as Corporate Vice President of Product Marketing and as a member of the executive committee for NDS Group Ltd. (Nasdaq: NNDS) later acquired by Cisco Systems, Inc. a provider of end-to-end software solutions to the pay-television industry, including content protection and video security. Mr. Tirosh holds a Bachelor of Science in computer science and mathematics and an Executive MBA from the Hebrew University in Jerusalem, Israel.

Amnon Shoshani has served as a member of our Board since November 2009. Since February 1995, Mr. Shoshani has served as the Founder and Managing Partner of Cabaret Holdings Ltd. and, since March 1999, he has also served as Managing Partner of Cabaret Security Ltd., CyberArk’s founding investor and Cabaret and ArbaOne Inc. ventures activities where he had a lead role in managing the group’s portfolio companies. Since 2018, Mr. Shoshani has served as the President and Chairman of the Board of Smartech, a portfolio company of Cabaret and ArbaOne, that provides game changing technologies to the industrial world. Between 2005 and 2018, he served as CEO and Chairman of the Board of Smartech. From 1994 to April 2005, Mr. Shoshani owned a Tel Aviv boutique law firm engaged in entrepreneurship, traditional industries and high tech, which he founded. Mr. Shoshani holds a Bachelor of Law (LL.B.) from Tel Aviv University in Israel.

Avril England has served as a member of our Board since March 2021. Since September 2013, Ms. England has served as part of the product leadership of Veeva Systems Inc. (NYSE: VEEV), as the General Manager of Veeva Vault, a fast-growing cloud software platform and suite of applications. Ms. England holds a Bachelor of Commerce degree from Queen’s University in Ontario, Canada, and has received numerous professional and academic awards.

François Auque has served as a member of our Board since February 2019. Mr. Auque serves as the chairman of the Audit and Risk Committee of Rexel SA from May 2019, after being an observer on the board from October 2018. Mr. Auque is a partner at InfraVia Capital Partners, a Private Equity firm based in Paris. Mr. Auque served as the General Partner and Chairman of the Investment Committee of Airbus Ventures, the venture capital arm of Airbus between 2016 and 2018. From 2000 to 2016, Mr. Auque headed the Airbus space division as a member of Airbus Group’s Executive Committee. Between 1991 and 2000, Mr. Auque served as Chief Financial Officer of Aerospatiale (then Aerospatiale-Matra), one of the three founding firms of the European Aeronautic Defense and Space Company (EADS), Europe’s largest aerospace company (currently Airbus). Mr. Auque holds a Master’s in Finance from Ecole des Hautes Etudes Commercials in Paris, France, a Bachelor of Arts in Public Administration from the Paris Institute of Political Studies in Paris, France, and is a graduate in economics from Ecole Nationale d’Administration in Paris, France.

Proposed Resolutions: Proposal 1

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
“RESOLVED, that the re-election of Gadi Tirosh as a Class II director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)
“RESOLVED, that the re-election of Amnon Shoshani as a Class II director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(c)
“RESOLVED, that the election of Avril England as a Class II director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following her election, and until the due election and qualification of her successor, be, and hereby is, approved in all respects.”

(d)
“RESOLVED, that the re-election of François Auque as a Class I director of the Company, for a term of approximately two years that expires at the second annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

Required Vote: Proposal 1

The vote required for the re-election of each of the above-referenced director nominees is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such re-election.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of Mr. Tirosh and Mr. Shoshani and the election of Ms. England, each as a Class II director, and “FOR” the re-election of Mr. Auque as a Class I director as described in this Proposal 1.

PROPOSAL 2

APPROVAL OF THE AMENDED COMPENSATION POLICY

Background

Under the Companies Law, the board of directors of an Israeli public company is required to establish a compensation policy regarding the terms of engagement of its office holders. Our office holders include our directors, executive officers and other managers who meet the definition of “office holder” under the Companies Law. We refer hereunder to office holders other than our directors as executives.

Pursuant to the Companies Law, the compensation committee and board of directors of an Israeli public company must review the compensation policy from time to time, to consider its appropriateness and ensure its alignment with the company’s compensation philosophy. The compensation policy must generally be re-approved once every three years. The adoption, amendment and restatement of the policy is to be approved by the board of directors, after considering the recommendation of the compensation committee. Following such approvals, the compensation policy should be approved by the company’s shareholders, subject to the Special Majority requirements that are detailed above in the “Vote Required for Approval of Each of the Proposals” section, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Companies Law.

On July 11, 2019, our shareholders approved, following the approval and recommendation of our Compensation Committee and our Board, the CyberArk Software Ltd. 2019 Compensation Policy, in accordance with the provisions of the Companies Law. Such policy is in effect until the third anniversary of the shareholder approval date and shall remain in effect until such time unless the Amended Policy (as defined below) has been adopted.

On May 10, 2022, following the recommendation of our Compensation Committee, our Board approved the CyberArk Software Ltd. 2022 Compensation Policy (the “Amended Policy”), in accordance with the provisions of the Companies Law. The proposed Amended Policy is attached to this proxy statement as Appendix B.

In determining the Amended Policy, the Compensation Committee and our Board considered various factors, including the relevant provisions set forth in the Companies Law and regulations applicable to companies such as ours, market practices, competitive markets and the best interest of the Company and our shareholders. The Compensation Committee and our Board reviewed various data and information they deemed relevant, with the advice and assistance of management and outside legal counsels. The Amended Policy is intended to present an accurate understanding of our compensation practices, better define the boundaries of our compensation practices and enhance controls around special bonuses, as well as set shareholding guidelines, thus further aligning the interests of our office holders with the interests of the Company and our shareholders.

Office Holder Compensation Program – Key Principles

Our compensation program is designed to promote the Company’s medium- and long-term objectives, business and strategy and create appropriate incentives for our office holders, taking into consideration the size and nature of operations of our Company as well as our competitive environment. The program’s key principles include:

✔	Annual review of our compensation program to ensure its compliance with applicable laws and regulations and market practices, as well as the Company’s targets and strategy

✔
Compensation program designed to incentivize superior individual excellence and align the interests of our office holders with our long-term performance and – as a result – with those of our shareholders

✔	Fully independent Compensation Committee, composed of at least three members

✔
Executive compensation which balances performance targets and time horizons to support the achievement of our financial and strategic objectives, while remaining in line with market practices and the principles of our ESG program

✔	Independent, outside consultant support in the design, analysis and implementation of our compensation program and advice regarding our executive and non-employee director compensation

✔	Annual equity-based compensation cap for both our executives and Board members

✔	Annual cash bonus payments cap for our executives

✔
Continuously enhancing our compensation practices to include a significant performance-based component in our executives’ compensation. Currently, at least 50% of our executives’ annual equity grant is subject to performance-based criteria

✔	Managing our dilution levels, which have been significantly reduced over the last few years to below 10%

✔
Any transactions that are speculative or short-term in nature, create an actual or perceived conflict of interest, or bet against the Company’s future performance or short-term prospects are prohibited

✔	Recoupment provisions (clawback or malus), for both cash and equity compensation.

Amended Policy – Main Revisions

The following are the main changes proposed to be implemented in the Amended Policy. Such changes are intended to further promote discipline, oversight and corporate governance and align the interests of our office holders with the interests of the Company and our shareholders:

Subject	2019 Compensation Policy	Amended Policy	Rationale
Executives’ Annual Bonus Plan Amendments during the performance period	CEO authorized to amend with respect to other executives	Amendments require Compensation Committee and Board approval	• Promotes discipline, oversight and corporate governance
Shareholding Guidelines	Authorizing the Compensation Committee and the Board to adopt and maintain Shareholding Guidelines	Mandating the Compensation Committee and the Board to adopt and maintain Shareholding Guidelines	• Mitigates risk because covered persons have a stake in the Company • Aligns with the Company’s long-term growth, current market best practice and shareholders’ interests
Equity Awards’ Exercise Price	Exercise price may be higher or lower than the Company’s ordinary share’s fair market value	Exercise price may only be equal to or higher than the Company’s ordinary share’s fair market value	• Aligns with market best practice and shareholders’ interests

Shareholding Guidelines

On May 10, 2022, the Board, following the recommendation of the Compensation Committee, approved the following shareholding guidelines. Such guidelines would come into effect on the effective date of the Amended Policy:

•	Office holders are expected to beneficially own ordinary shares of the Company (excluding unvested equity) in a value equal to at least:

o	Executives – 100% of their annual base salary

o	CEO (and any other executive director, if any) – 400% of their annual base salary

o	Non-executive directors – 300% of their cash annual fee (as described in “Compensation of Non-Executive Directors” above)

•
Current office holders are expected to satisfy the shareholding guidelines within five years of the effective date of the Amended Policy, which, subject to its approval by shareholders, would be the Meeting date

•
Office holders employed or appointed following the effective date of the Amended Policy are expected to satisfy the shareholding guidelines within five years from their respective date of employment or appointment

•	The shareholding guidelines will be maintained throughout the executive officers’ service.

Aon’s survey data reflected that such ownership targets were each positioned at the 50th percentile among the Company’s current compensation peer group.

Conclusion

Our Compensation Committee and Board believe that the Amended Policy is in the best interest of the Company and our shareholders as it promotes the Company’s objectives, business plan and long-term strategy, by creating appropriate incentives for our office holders, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate. The Amended Policy presents an improved understanding of our compensation practices, better defines the boundaries of our compensation practices, provides greater transparency and enhances controls.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that, in compliance with the requirements of the Companies Law, the CyberArk Software Ltd. 2022 Compensation Policy, in the form attached as Appendix B to the proxy statement with respect to the Annual General Meeting held on June 28, 2022, and as previously approved by the Board at the recommendation of the Compensation Committee, be, and the same hereby is, approved.”

Required Vote: Proposal 2

The vote required for approval of our proposed Amended Policy is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon. In addition, the Companies Law requires the Special Majority to approve this Proposal 2.

Therefore, in order for your vote to be counted for purposes of the Special Majority, you will be required to indicate that you are not an Interested Party with respect to Proposal 2 by marking “YES” under Item 2A and 3A in the enclosed proxy card, voting instruction form or in your electronic or telephonic submission.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore believe that, other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposal 2. Thus, we believe all other shareholders should indicate “YES” in the appropriate place on the proxy card, voting instruction form or in their electronic or telephonic submission, so as to indicate that they are not an Interested Party with respect to Proposal 2.

Board Recommendation

The Board recommends that you vote “FOR” the approval of the CyberArk Software Ltd. 2022 Compensation Policy as described in this Proposal 2.

PROPOSAL 3

AUTHORIZATION OF MR. EHUD (UDI) MOKADY, OUR CHIEF EXECUTIVE OFFICER, TO CONTINUE
SERVING AS CHAIRMAN OF OUR BOARD FOR AN INTERIM TWO-YEAR TERM

Background

Israeli law provides that the chairman of the board of directors of a public company may only serve as the chief executive officer of the same company if such appointment is approved and ratified by its shareholders, subject to the Special Majority requirements that are detailed above in the “Vote Required for Approval of Each of the Proposals” section. Under the Companies Law, as currently in effect, such shareholder approval may only be valid for a period of up to three years.

In accordance with these requirements, at the Company’s Annual General Meeting of Shareholders held on July 11, 2019, the Company’s shareholders authorized and approved our CEO, Mr. Mokady, to serve as the Chairman of the Board for three years, expiring July 11, 2022. The Company committed then to critically evaluate an orderly plan to separate the Chairman of the Board and CEO roles in advance of the expiration of such three-year period.

Each year, the Nominating and Corporate Governance Committee and the Board conducted an extensive annual review of the merits of our Board leadership structure in the Board independent director sessions and through the Board’s annual self-assessment process, to ensure the implementation of best in class governance practices and safeguards for companies with combined chairman of the board of directors and chief executive officer roles.

Commitment to Separate Chairman of the Board and CEO Roles at the End of the Interim Term

The Nominating and Corporate Governance Committee and Board – informed in part by the most recent annual review of the Board leadership structure and as part of their commitment to evaluate an orderly plan to separate the Chairman of the Board and CEO roles – recommend that Mr. Mokady continue to serve as the Chairman of the Board while serving as our CEO, for an interim period of up to two years from the date of the Meeting and not the full three-year period allowed under the Companies Law. The Nominating and Corporate Governance Committee and the Board believe that extending the service of our Founder and CEO as Chairman of the Board for an interim period of two years is in the best interest of the Company and its shareholders.

During this interim two-year period, the Board – led by the Lead Director – will finalize a plan to execute its strategy for an orderly separation of the Chairman of the Board and CEO roles, that would come into effect upon the completion of such interim term. The Company believes that at the conclusion of the interim term it will have executed against the well-defined, strategic priorities required to operate as a subscription company and expand its Identity Security offering.

The Nominating and Corporate Governance Committee and Board recommendation was informed by and took into consideration, among others, the following:

Strong Board Oversight

The Nominating and Corporate Governance Committee and the Board determined that the combination of the Chairman of the Board and CEO positions has not impeded, and will not impede, the Board’s independent and effective oversight. The following corporate governance best practices ensure strong independent oversight by the Board and its Committees, and the enhancements made this year, such as committee rotation and formally committing to a Board refreshment program further support that independence:

Corporate Governance Best Practices
✔          7 of 8 Directors are Independent
✔          Fully Independent Committees
✔          Lead Independent Director with Expansive Duties and Extensive Oversight Experience
✔          Ongoing Board Refreshment –
✔          Thoughtful Committee Rotations in 2022, including the addition of our most recently elected directors to the Audit and Strategy Committees
✔          Board Refreshment Program with a Commitment to Add a New Board Member at least every 5 years
✔          Ongoing Shareholder Engagement Program

✔          Annual Board and Committee Evaluations
✔          Executive Sessions of Independent Directors
✔          Executive Sessions with the Independent Auditors and Key Employees Related to Risk Management
✔          Annual Review of Committee Charters
✔          Regular Internal Audits of Management Responsibilities
✔          Board Continuing Education Program
✔          Independent Directors and Committees’ Direct Communication with Executive
             Team and Key Employees
✔          In-House Team led by Head of Internal Audit Who Reports to Audit Committee

The Board believes that its leadership structure promotes effective and timely communication between the Board and management team, and increased effectiveness and agility in the execution of the Company’s growth-strategy, demonstrated also by the accelerated timeline of our business transition. It is important to reiterate that both the Board and all of the committees have direct access to various Company executives, the broader management team and key functions and hold regular independent sessions on a quarterly basis with relevant executives. We believe that this unmediated access strengthens oversight at the Board level and helps ensure strong corporate governance, thus protecting shareholder interests, in line with the Company’s strategic plan to create long-term value for shareholders.

Lead Independent Director

If this Proposal 3 is approved, for so long as the positions of CEO and Chairman of the Board are combined, the Company will continue to have a Lead Director. The Board has determined that Mr. Tirosh will continue to serve as Lead Director and have specific enumerated powers and responsibilities that promote strong, independent Board leadership and oversight.

The Board has reaffirmed the authorities and responsibilities of the Lead Director, and expanded them further to include the authority to manage the orderly separation of the Chairman of the Board and CEO roles. These authorities and responsibilities include the following:

•
providing leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	developing and managing the execution of a plan for the orderly separation of the Chairman of the Board and CEO roles, to be completed at the end of the two-year interim period;

•	presiding as chairman of meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent members of the Board;

•	serving as liaison between the Chairman of the Board and the independent members of the Board;

•	approving meeting agendas for the Board;

•	approving information sent to the Board;

•	approving meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board;

•	being available for consultation and direct communication with shareholders, as appropriate;

•	recommending that the Board retain consultants or advisers that report directly to the Board;

•	conferring with the Chairman of the Board on important Board matters and ensuring the Board focuses on key issues and tasks facing the Company;

•	presiding over the Board’s annual self-assessment process; and

•	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

The Nominating and Corporate Governance Committee and all independent directors of the Board unanimously support Mr. Tirosh’s continued service as Lead Director, as they believe Mr. Tirosh possesses the characteristics critical for the independent director leadership position. Mr. Tirosh is well respected among the directors of the Company and has the qualities and experience desired for a Lead Director, including expertise in product development and product management (including SaaS), deep cybersecurity industry knowledge and a breadth of knowledge in management, operations, and corporate governance. Most importantly, Mr. Tirosh has high personal integrity, excellent judgement and a willingness to engage with or challenge the Chairman of the Board and other members of management, as needed.

Proven Track Record

The Board’s leadership structure, in which Mr. Mokady serves as Chairman of the Board and CEO and Mr. Tirosh serves as Lead Director, has facilitated the effective and agile execution of the Company’s strategy with strong oversight by the Board, leading to the Company’s sustainable growth and the accelerated transition of our business model. The Company has a proven track record of success under Mr. Mokady’s leadership as founder of the Company, CEO and, since 2016, Chairman of the Board. The Company has delivered continuous growth, accelerated new customer acquisition, completed strategic transactions, scaled its operations, expanded its skilled workforce and maintained strong employee retention. During this time, the Company:

•	More than doubled total revenue from $217 million in 2016 to $503 million in 2021

•	Increased total recurring revenue from $73 million, or 34 percent of total revenue in 2016, to $349 million, or 69 percent of total revenue in 2021

•
Generated nearly $600 million in net cash provided by operating activities between 2016 and 2021, which funded our acquisition strategy, adding critical technology to the Company’s Identity Security platform and expanding our Total Addressable Market

•	Increased cash, cash equivalents, short-term deposits and marketable securities from $295 million at December 31, 2016 to more than $1.2 billion at December 31, 2021

•	More than doubled total customers from about 3,100 at December 31, 2016 to more than 7,500 at December 31, 2021

•	Grew number of employees from 823 at December 31, 2016 to 2,140 at December 31, 2021

•	Delivered total shareholder return of more than 255 percent from December 31, 2016 to December 31, 2021.

Successful Subscription Transformation Strategy Execution

The timing and overall execution of CyberArk’s subscription business model transition are important considerations in extending the current Board leadership structure.

The Board and Nominating and Corporate Governance Committee believe that having Mr. Mokady serve as both Chairman of the Board and CEO while the Company continues to transition its business model provides the Company with the in-depth knowledge and agility to implement a comprehensive subscription transformation strategy, ideally timed to address the buying preferences for Identity Security solutions. Ultimately, the strong execution and timing of the business model transition plays a critical role in the Company delivering long term value to its shareholders by, among other goals, achieving its new bookings subscription mix sales goal in the first quarter of 2022, or in five quarters from the beginning of the transition, well ahead of its original timeline of between the end of 2022 and the middle of 2023.

While the Company has achieved its initial new license subscription bookings targets, due, in part, to the expedited timeline of the transition under the leadership of Mr. Mokady as Chairman and CEO, CyberArk is still in the early stages of fully operating as a subscription company, including transforming its operational practices around renewals, customer success and support, product management, research and development, IT systems and marketing. Effectively operating as a scalable, successful subscription business depends on high customer satisfaction and renewal rates, which are critical to the Company’s long-term success and growth. Key measures of the overall success of the subscription transition will be the Company’s customer satisfaction as well as net retention, churn and renewal rates for the subscription contracts signed throughout 2020 and in 2021, many of which we expect to be up for renewal over the next two years, the period over which we are looking to extend the current Board leadership structure.

The Board believes that the level of responsiveness, agility and acuity in vision that it has had under Mr. Mokady’s leadership, which directly contributed to the Company’s ability to reach its initial new license subscription bookings targets, is critical to fully transform the business into a successful, growing subscription model, including delivering high levels of customer satisfaction, executing a best in class renewal program and enhancing the culture of customer centricity.

Expanding Strategy to Identity Security in Rapidly Changing Market and Evolving Competitive Landscape

CyberArk is the global leader in Identity Security, centered on Privileged Access Management (PAM), with a focus on protecting organizations against identity oriented cyber threats. The Company secures access for any identity – human or machine – to help organizations secure critical business assets, protect their distributed workforce and customers, and accelerate business in the cloud. Our vision is to deliver an Identity Security Platform that contextually authenticates each identity, dynamically authorizes the least amount of privilege required, secures credentials, and thoroughly audits the entire cycle.

As the Company’s founder, Mr. Mokady has been a pillar in the development of its technology and the execution of its strategy in a highly competitive market. During Mr. Mokady’s tenure as Chairman of the Board and CEO, the Company has further strengthened its leadership position, with the introduction of key product innovations, such as expanding into Access Management and DevSecOps.

Given Mr. Mokady’s deep domain expertise, the Nominating and Corporate Governance Committee and the Board believe that CyberArk would be best positioned to maintain and extend its leadership position, effectively compete in new markets, capitalize on the significant opportunity and respond to changes in the market for Identity Security, by Mr. Mokady retaining the position as Chairman of the Board and CEO for a limited, two-year period.

Shareholder feedback

The Board’s proposal to extend the current structure for an interim period of two years was informed, in part, by the feedback received from our institutional shareholders over the years, specifically in our Spring 2021 shareholder outreach and the Company’s first formal off-cycle shareholder engagement program conducted in November 2021. Shareholders expressed confidence in the strong independent oversight of the current leadership structure based on their ongoing engagement with our CEO and Chairman of the Board, Mr. Mokady, Lead Director, Mr. Tirosh and Chairperson of the Compensation Committee, Ms. Perdikou. Further, shareholders communicated that they value the contribution and unique experience of Mr. Mokady, particularly as the Company’s founder, during this critical point of the Company’s subscription transition as the Company shifts to fully operate as a recurring revenue company.

Conclusion

The Board, following the recommendation of the Nominating and Corporate Governance Committee, has unanimously determined that it is in the best interest of the Company and its shareholders to allow the Company to complete its business transition under the existing leadership structure, with Mr. Mokady continuing to serve as the Chairman of the Board and as the CEO of the Company, for an interim two-year period. The Nominating and Corporate Governance Committee and the Board further believe that the Board leadership structure leverages the combined role of the CEO and Chairman of the Board along with the role and responsibilities of the Lead Director, who will manage the combined role separation process, and additional corporate governance best practices exercised by the Company strengthen independent oversight, provide the appropriate level of independent Board leadership and effective independent oversight to foster strong corporate governance.

The Board believes that during such two-year interim period, the Company will have implemented key operational and organizational initiatives to operate as a high-growth, profitable subscription company and remain the leader in Identity Security. At the end of the two-year interim period and in line with the Company’s strategy for that time, the Nominating and Corporate Governance Committee and Board believe that the Company will be larger in scale and more mature, thus best positioned to change the Board leadership structure and separate the roles of CEO and Chairman of the Board.

Accordingly, the Board resolved to approve, and recommend that the shareholders approve, that Mr. Mokady serve in both capacities for a two-year period, and not the maximum period permitted under the Companies Law (which is currently three years).

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to authorize and approve Mr. Ehud (Udi) Mokady to serve as the Chairman of the Board of Directors and as the Chief Executive Officer of CyberArk Software Ltd. for a two-year period, as permitted under the Companies Law and the regulations promulgated under the Companies Law, as in effect from time to time.”

Required Vote: Proposal 3

The vote required for approval of Mr. Mokady continuing to serve as the Chairman of the Board and as the CEO of the Company is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such continued service.

In addition, the Companies Law requires the Special Majority to approve this Proposal 3. Therefore, in order for your vote to be counted for purposes of the Special Majority, you will be required to indicate that you are not an Interested Party with respect to Proposal 3 by marking “YES” under Item 2A and 3A in the enclosed proxy card or voting instruction form or in your electronic, or telephonic submission.

As of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore believe that other than our CEO and Chairman of the Board and his relatives, none of our shareholders should have a personal interest in Proposal 3. Thus, we believe all other shareholders should indicate “YES” in the appropriate place on the proxy card, voting instruction form or in their electronic, or telephonic submission, so as to indicate that they are not an Interested Party with respect to Proposal 3.

Board Recommendation

The Board recommends that you vote “FOR” the approval of Mr. Mokady’s continued service as the Chairman of the Board and the CEO of the Company for a two-year period as described in this Proposal 3.

PROPOSAL 4

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE BOARD TO
FIX ANNUAL REMUNERATION OF THE INDEPENDENT AUDITORS

 Background

Our shareholders are asked to approve the re-appointment of our independent auditors and to authorize our Board to approve their annual remuneration for the fiscal year ending December 31, 2022, and for such additional period until the next annual general meeting of shareholders.

In June 2021, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost Forer”), was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ended December 31, 2021, and for such additional period until the Meeting. Each of the Audit Committee and the Board has approved the re-appointment of Kost Forer as the Company’s independent auditors, subject to approval by the Company’s shareholders, for the fiscal year ending December 31, 2022, and for such additional period until the next annual general meeting of shareholders. The Company, based upon the recommendation of the Audit Committee and the Board, is submitting for approval the re-appointment of Kost Forer as its independent auditors for the year ending December 31, 2022 until the annual general meeting to be held in 2023, and the authorization of the Board, following approval and recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services pursuant to their engagement.

According to the requirements of Section 203 of the Sarbanes-Oxley Act of 2002, the lead audit partner responsible for the audit and review of our financial statements should rotate every five years. Accordingly, Kost Forer’s lead audit partner rotated following the audit for the fiscal year ended December 31, 2020, and as part of the rotation the Company’s accounting policies and practices were thoroughly reviewed and updated, as needed.

The following table sets forth the total fees paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2020	2021
	($ in thousands)
Audit Fees	$633	$746
Audit-Related Fees	275	155
Tax Fees	312	367
All Other Fees	11	48

Total	$1,231	$1,316

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves each type of audit, audit-related, tax and other permitted service. The Audit Committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the Audit Committee, provided that all decisions by that member, to pre-approve any such services, must be subsequently reported, for informational purposes only, to the full Audit Committee. All audit and non-audit services provided by our auditors in 2020 and 2021 were approved in accordance with our policy.

Proposed Resolutions: Proposal 4

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2022, and for such additional period until the next annual general meeting of shareholders.”

“RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the Audit Committee.”

Required Vote: Proposal 4

The vote required for the approval of this Proposal 4 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2022 and for such additional period until the next annual general meeting of shareholders, and the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services as described in this Proposal 4.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021 will be presented. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2021 (including the audited consolidated financial statements for the year ended December 31, 2021) is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com. Alternatively, you may request a printed copy of the annual report on Form 20-F by fax to our Chief Legal Officer, Donna Rahav at +972-3- 9180028.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Proxy Statement and is not aware of any other matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 10, 2022, is available on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing or furnishing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Donna Rahav Chief Legal Officer

Petach-Tikva, Israel
May 24, 2022

Appendix A

________________________________

CYBERARK SOFTWARE LTD.

Key Performance Metrics Definitions

GAAP to Non-GAAP Reconciliation

________________________________

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)

•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue

•
Subscription portion of ARR is defined as the annualized value of active SaaS and subscription or term-based license contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue

•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and subscription or term-based license contracts in effect at the end of the reported period.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP operating income, is helpful to our investors. This financial measure is not a measure of the Company’s financial performance under U.S. GAAP and should not be considered as alternative to operating loss or any other performance measure derived in accordance with GAAP.

•
Non-GAAP operating income is calculated as GAAP operating loss excluding share-based compensation expense, facility exit and transition costs and amortization of intangible assets related to acquisitions.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, the tax effect of the non-GAAP adjustments, and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Twelve Months Ended
December 31,
2021

Operating income (loss)	$(78,337)
Plus:
Share-based compensation (1)	95,436
Amortization of share-based compensation capitalized in software development costs (3)	242
Amortization of intangible assets (2)	5,810
Acquisition related expenses	-
Facility exit and transition costs	760

Non-GAAP operating income	$23,911

(1) Share-based Compensation :
Twelve Months Ended
December 31,
2021

Cost of revenues - Subscription	$853
Cost of revenues - Perpetual license	234
Cost of revenues - Maintenance and Professional services	10,071
Research and development	20,498
Sales and marketing	38,546
General and administrative	25,234

Total share-based compensation	$95,436

(2) Amortization of intangible assets :
Twelve Months Ended
December 31,
2021

Cost of revenues - Subscription	$4,468
Cost of revenues - Perpetual license	644
Sales and marketing	698

Total amortization of intangible assets	$5,810

(3) Classified as Cost of revenues - Subscription.

A - 2

Appendix B

________________________________

CYBERARK SOFTWARE LTD.

2022 COMPENSATION POLICY
________________________________

1.         Purpose.

This 2022 Compensation Policy (the “Policy”) constitutes the Compensation Policy of CyberArk Software Ltd. (the “Company”) with respect to the determination of Terms of Office of Office Holders. This Policy replaces the 2019 Compensation Policy of the Company in its entirety, subject to and following its approval by the Company’s shareholders (or as otherwise provided by law).

2.         Definitions; Construction.

2.1.            “Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.            “Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or judicial authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.             “Board” means the Board of Directors of the Company.

2.4.             “Committee” means the Compensation Committee of the Board.

2.5.             “Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.6.             “Director” means any member of the Board.

2.7.             “Executive” means any Office Holder who does not serve solely as a Director.

2.8.             “Office Holders” means as set forth in the Companies Law, regardless of whether such Office Holder is employed or engaged, directly or indirectly, by the Company or an Affiliate thereof.

2.9.             “Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.10.           “Terms of Office” means ‘terms of office and engagement’ as defined in the Companies Law.

2.11.          Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context requires otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Committee is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words ‘include’, ‘includes’ and ‘including’ shall be deemed to be followed by the phrase ‘without limitation.’ References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Policy.

2.12.          Nothing in this Policy shall confer upon any person, including any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature, or to terminate the service or employment of any Office Holder. The Terms of Office of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates, a written undertaking of the Company or its Affiliates, or a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and their applicability to the relevant Office Holder. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.13.          This Policy will apply, with necessary changes, to any Office Holder who is engaged (whether directly or indirectly) as a service provider of the Company or any Affiliate.

2.14.          This Policy shall not apply, and shall have no effect with respect to or derogate from, any Terms of Office of any Office Holder that were in effect prior to the date of adoption of this Policy.

2.15.          To the extent that after the date this Policy is approved in accordance with the Companies Law, there will be a relief in the mandatory or minimum requirements prescribed by Applicable Law to be included in a compensation policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, then such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

3.         Administration.

3.1.          This Policy shall be administered by the Committee, unless and to the extent an action necessary for the administration of this Policy is subject to Board approval pursuant to the Companies Law.

3.2.          Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Committee’s powers provided elsewhere in this Policy and by the Companies Law, the Committee shall have full authority in its discretion, from time to time and at any time, to do any of the following: interpret the Policy; prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and determine any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.         General Considerations.

The Terms of Office established pursuant to this Policy will be determined based on various considerations including those listed in this section.

4.1.          Promoting the Company’s Objectives, its Business Plan and its Long-Term Strategy. The Company believes that attracting and retaining Office Holders that have appropriate qualifications and proven track record that is expected to promote achievement of the Company’s business and financial goals is a key element to the Company’s success. In order to attract and retain Office Holders that possess skills, experience, professional capabilities and motivation that would support the Company's efforts to increase shareholder value, the Terms of Office under which such Office Holders are retained should be competitive, reflect the past and anticipated contribution of such Office Holders to the Company and its business, reflect the scope of authority and responsibilities of the Office Holders and should create adequate and appropriate incentives for such Office Holders to dedicate their full attention, skills and efforts to the success and growth of the Company.

4.2.          Creating Appropriate Incentives to the Company’s Office Holders. The Company believes that the Terms of Office should reflect a balance between short-term and long-term achievements, between personal performance of an Office Holder and performance of the Company or specific divisions or regions of the Company, and between past performance and future performance and take into account the Company’s risk management and various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office of each Office Holder are both a reflection of the Company’s general policies and the individual circumstances relating to the hiring and retention of such Office Holder, and, therefore, there ought to be variations between the Terms of Office among Office Holders.

4.3.          The Size of the Company and the Nature of its Operations. The Company is involved in various businesses, products lines, technologies, geographic regions and target markets. In addition, the Company operates in an environment and markets that are dynamic and are continuously in flux offering multiple and different challenges. Accordingly, appropriate attention will be given to the particular circumstances and challenges of such Office Holder in determining his/her Terms of Office.

4.4.          Competitive Environment. The Terms of Office of an Office Holder will be determined after giving consideration to the terms offered to comparable Office Holders in comparable companies, to the extent such information is readily available, in order to offer competitive terms and attract and retain competent and capable Office Holders. The Terms of Office will generally be within a range of between average and above average levels in comparable companies. The applicable benchmark will be determined such that the Terms of Office of Office Holders serving in roles having responsibility over global operations will generally be compared to global roles and Office Holders serving in particular localities will generally be compared to roles in such localities. In addition, in order to attract or retain unique talents that are considered by the Company as such, the Terms of Office may exceed the aforementioned levels.

4.5.           Compensation Mix. The Terms of Office of an Office Holder will include a combination of various components, such as: salary and auxiliary payments and benefits, bonuses, equity or equity-linked awards, expense reimbursement, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, the Company will consider which components are appropriate and to what extent.

5.         Specific Considerations in the Determination of Terms of Office.

In order to achieve the general purpose and intent of the general considerations above, the Terms of Office of an Office Holder shall be predominantly based on the following considerations, as relevant and applicable in each case:

5.1.          The education, qualifications, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Office Holder.

5.2.          The experience, references, reviews, achievements and sustained performance of the Office Holder over time within the Company and its Affiliates.

5.3.          The seniority, tenure and duration of employment with or service to the Company or its Affiliates.

5.4.          The job function, organizational level, position and areas and scope of responsibility and authority of the Office Holder.

5.5.          The obligations, responsibilities, roles and objectives of such Office Holder under Applicable Law.

5.6.          The need to attract and retain Office Holders who have relevant skills, know-how or unique expertise.

5.7.          Prior Terms of Office with the Company and its Affiliates or previous employers.

5.8.          The then-current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy.

5.9.          Geographical location and region of activity, and the employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction.

5.10.          Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates and the terms of compensation of relevant groups of employees of the Company and its Affiliates.

5.11.          The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be examined by the Company from time to time. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition and financial results, numbers of years of operations and jurisdiction of incorporation or of the executive headquarters.

5.12.          The ratio between the Terms of Office of the Office Holder and the salary (as defined in the Companies Law), and specifically the average and median salary (as defined in the Companies Law) of other employees of the Company, including for purposes of this section those engaged through manpower companies, and the effect of such differences on the employment environment in the Company.

5.13.          If the Terms of Office include variable components, the inclusion of threshold and capped payout levels, provisions reducing variable components in certain circumstances, and setting a limit to the value of an equity variable component upon its exercise, all at the Committee’s discretion.

5.14.          If the Terms of Office include termination benefits, the term of office or engagement of the Office Holder, the Terms of Office during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its financial results, and the circumstances of termination.

5.15.          Accounting and tax considerations and implications, including, the total cost or value of the compensation (or any component thereof) to the Company, the manner in which such compensation shall be recorded in the Company’s financial statements, impact on cash flow and any applicable requirement to obtain approvals from any tax or other regulatory authority.

5.16.          The impact, if any, of the fact that the engagement of the Office Holder is effected pursuant to an agreement with an Affiliate of the Office Holder.

5.17.          If the Terms of Office include equity or equity-linked components, the value thereof, the anticipated incentive associated with such components and any dilution resulting from the issuance of the securities.

5.18.          Any requirements prescribed by the Companies Law, U.S. securities laws and Nasdaq rules, and any other Applicable Law, from time to time.

5.19.          General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals.

5.20.          The specific goals or targets defined for the Office Holder or for which he/she is recruited or retained, and incentivizing the Office Holder to reach and exceed these goals.

5.21.          Such other considerations as are deemed relevant or applicable in the circumstances.

The relevancy and applicability of the foregoing considerations shall be weighed in each particular instance, and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances, taking into account that the Company is operating in various jurisdictions, has a number of product lines and different operating business segments or units, each of which may differ significantly in its employment practices.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.         Components of Terms of Office of an Executive.

The Terms of Office of an Executive may include a combination of all or any part of the following components, in each instance, considering which components are appropriate and their respective weight.

6.1.      Salary and additional or related Benefits.

(1)          The Terms of Office of an Executive may include a mechanism for salary updates and currency conversion calculations.

(2)          Additional or related benefits may include the following: pension; education fund; managers insurance; medical insurance (general, vision and dental) and life insurance, including with respect to immediate family members; disability insurance; periodic medical examination; leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof), or the value of the use thereof, or transportation allowance; telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof; paid vacation, including, if applicable, the redemption thereof; sick days; holiday and special occasion gifts; recuperation pay; expense reimbursement; payments or participation in relocation and related costs, perquisites and expenses (including for relocated family members); loans or advances, to the extent permitted under Applicable Law; professional or academic courses or studies; newspaper or online subscriptions; professional membership dues or subscription fees or professional liability insurance; professional advice or analysis (such as pension, insurance and tax); other benefits generally provided to Company employees (or any applicable Affiliate or division); other benefits or entitlements mandated by Applicable Law; and other benefits and entitlements that are part of compensation practices in the industry, relevant geographical location, region of activity or jurisdiction. Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

6.2.      Retirement and Termination of Engagement.

(1)          Advance notice of termination, not exceeding the higher of the period required by Applicable Law or 12 months.

(2)          Garden leave period prior to, or adjustment period following, termination, not exceeding 12 months in the aggregate.

(3)          Termination and severance payments, not exceeding 12 months’ salary (in addition to any mandatory severance payments under Applicable Law).

(4)          The Terms of Office of an Executive pursuant to subsections (1)-(3) above, in the aggregate, shall not exceed 24 months’ salary (in addition to any mandatory payment or period under Applicable Law).

6.3.      Non-solicitation and/or Non-Compete Arrangements

(1)          Non-solicitation and/or non-compete undertakings, and payment in consideration for such undertaking shall not exceed 24 months’ salary.

6.4.      Arrangements upon Change of Control

           The following benefits may be granted to an Executive in addition to the benefits applicable in the case of any retirement or termination upon a “Change of Control” (as defined in the Company’s most recent Equity Plan then in effect):

(1)          Vesting acceleration of outstanding equity awards.

(2)          Extension of the exercising period of options for a period of up to one (1) year, following the date of termination; and

(3)          Up to an additional six (6) months of continued base salary and benefits following the date of termination (the “Additional Adjustment Period”). For avoidance of doubt, such Additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to this Policy, but in no event shall exceed, together with the payments pursuant to subsections 6.2(1)-6.2(3) above, 24 months’ salary (in addition to any mandatory payment or period under Applicable Law).

6.5.     Bonuses. Bonuses may include Annual Bonuses and Special Bonuses.

(1)          Annual Bonus.

6.5.1.1.          Each year, an Executive may be entitled to an annual bonus, pursuant to a bonus plan prepared with respect to such year (the “Annual Bonus”). The bonus plan will contain objectives regarding the Company’s annual financial and/or business performance as well as personal objectives related to such Executive’s area of responsibility. The objectives will be designed to promote the Company’s medium- and long-term success, be based on measurable criteria and may include corporate, strategic and financial objectives, as well as leadership and management measures relating to the Executive individually or to his/her business unit/department, including: contribution to the management and corporate values of the Company, its vision and mission; ability to hire, manage and motivate personnel in support of the Company’s objectives; and management of functions and responsibilities within set financial budgets and forecasts or other applicable criteria (the “Bonus Plan”).

6.5.1.2.          At the beginning of each fiscal year, the Board, based on the recommendation of the Committee, will set the general structure of the Bonus Plan and the chief executive officer will determine each Executive’s specific personal targets (other than his own). The Bonus Plan may relate to overachievement and it may, but shall not be required to, be set out in individual agreements with the applicable relevant Executive.

6.5.1.3.          The terms of the Annual Bonus will also include the specific weight of each criteria. The criteria and the method of measuring the criteria underlying the Annual Bonuses may differ from period to period and from one Executive to another.

6.5.1.4.          A portion of the Annual Bonus granted to an Executive may be based on non-measurable criteria or a discretionary evaluation of the Executive’s overall performance by the chief executive officer (subject to any additional approval as may be required by the Companies Law), and in case of the chief executive officer, by the Committee and the Board; provided, that in any event such qualitative portion of the Bonus plan not exceed 30% of the Annual Bonus of the chief executive officer or 70% of the Annual Bonus of another Executive.

6.5.1.5.          Measurable criteria (determined on a Company-wide or divisional basis) that may be considered, include among others: financial results (whether GAAP or non-GAAP); sales and marketing objectives; productivity indices and growth in the volume of activity; cost savings; efficiency metrics; execution of projects; internal and external customer satisfaction; promotion of strategic targets; promotion of innovation; employee evaluation surveys; regulatory and legal targets; success in raising capital; attainment of milestones; meeting the Company’s budget; and compliance with corporate governance rules. Non-measurable criteria that may be considered include, among others: contribution to the Company’ business, profitability and stability; the need to attract or retain an Executive with skills, know-how or unique expertise; the responsibility imposed on an Executive; changes that occurred in the responsibility imposed on an Executive during the year; performance satisfaction, including assessing the degree of involvement of an Office Holder and devotion of efforts in the performance of the Executive’s duties; assessment of an Executive’s ability to work in coordination and cooperation with other employees; and contribution to an appropriate control environment and ethical environment.

6.5.1.6.          In the event the employment of an Executive commenced mid-year, the Committee and Board may determine to pay the Executive a prorated portion of the Executive’s Annual Bonus.

6.5.1.7.          In the event the employment of an Executive is terminated prior to the end of a fiscal year, the Board may determine to pay such Executive the Annual Bonus, in whole or in part (based on and subject to the terms and conditions of the Bonus Plan).

6.5.1.8.          To the extent applicable in special circumstances, the Bonus Plan may be revisited by the Committee, and if approved by the Committee, then by the Board, during the mid-year review period, the annual performance period or following a material corporate event, which may include among others a material M&A transaction or fund raising, including in order to account for changes in an Executive’s roles and responsibilities, recruitments and promotions during such year, significant changes in the Company’s operations, business or market terms or other material changes applicable to the Company.

6.5.1.9.          The Annual Bonus payable to an Executive pursuant to the Bonus Plan for a certain year shall not exceed twenty-four (24) months’ of such Executive’s salary for the specific year.

(2)          Special Bonuses.

6.5.2.1.          The Terms of Office of an Executive may also include other bonuses as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement or change of responsibilities) at the Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law (“Special Bonuses”). Special Bonuses may also include retention, promotion, signing and relocation bonuses (it being clarified that signing bonuses are expected to primarily address the replacement or forfeiture of the anticipated compensation previously afforded to a joining Executive).

6.5.2.2.          The Special Bonus payable to an Executive shall not exceed twelve (12) months’ of the employer’s cost for such Executive’s salary and additional or related benefits for the specific year (as listed in Section 6.1).

(3)          Notwithstanding the above, under exceptional circumstances and after reconsidering the terms of this Policy, an Annual Bonus or Special Bonus payable to an Executive for a certain year or event may exceed the limits set forth above, if so resolved by the Committee and the Board to be in the interest of the Company; provided, that (a) any such additional bonus may not exceed six (6) months’ of such Executive’s salary for the applicable year, and (b) the Company shall disclose the reason for the payment of the additional bonus and its amount in the Company’s annual report or proxy statement for its annual general meeting.

6.6.     An Immaterial Change in the Terms of Office of an Executive other than the chief executive officer may be approved by the chief executive officer, provided that the amended Terms of Office are in accordance with this Compensation Policy. An “Immaterial Change in the Terms of Office” means a change in the terms of employment of an Executive with an amount equal to up to three (3) months’ salary of such Executive.

7.         Components of Terms of Office of a Director.

All references to “Director(s)” in this Section 7 relate to non-Executive Directors. To the extent applicable to the Company, the Terms of Office of an External Director (as defined in the Companies Law) will be determined as permitted by the Companies Law and the applicable regulations promulgated thereunder.

7.1.     The Terms of Office of a Director may include a combination of all or any part of the following components, considering which components are appropriate and their respective weight:

(1)          Periodic fees. Fees payable with respect to a period of service, typically annual fees and type or scope of services (such as board or committee membership or chairing or independent leadership). The terms of the periodic fees may refer to circumstance and the effect of partial service throughout the relevant period of the fee entitlement.

(2)          Per meeting fees. A fee payable for each meeting of the Board and/or any committee thereof, whether participation was in person, through a telephone or through a written consent.

(3)          Reimbursement of expenses, including travel, stay and lodging.

(4)          Leased car, company car or the value of the use thereof; as well as bearing the cost of related expenses (or reimbursement thereof).

(5)          Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use thereof.

(6)          Other benefits (other than pension arrangements) generally provided to Company employees (or any applicable Affiliate or division).

(7)          Other compensation, benefits or entitlements mandated by Applicable Law.

(8)          Other benefits and entitlements that are part of directors’ compensation practices in the industry, relevant geographical location, region of activity or jurisdiction, provided however, that Directors shall not participate in any performance-based compensation plans.

8.	Arrangements regarding Exculpation and Indemnification of Office Holders.

8.1.     Exculpation. The Company may exempt its Office Holders in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis to the Company, to the fullest extent permitted by Applicable Law;

8.2.     Insurance. The Company will provide directors’ and officers’ liability insurance for Office Holders as follows:

(1)          General directors’ and officers’ liability insurance with coverage of up to the higher of (i) $100.0 million and (ii) 15% of the Company’s market capitalization, calculated based on the closing price of the Company’s shares, as quoted on The Nasdaq Stock Market LLC at the close of business on December 31 of the calendar year preceding the date of such approval, without limiting the premiums payable, provided that, the premium is determined by the Committee to be customary in the circumstances at such time. Such coverage can include, among other things, coverage with respect to reimbursement of expenses, claims relating to any public offering of shares or other securities of the Company and provisions covering an Office Holder’s liability following termination of employment or service.

(2)          Directors’ and officers’ liability insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control.

8.3.    Indemnification. The Company (subject to the approvals of the Committee and the Board, and with respect to the Directors and chief executive officer, also the shareholders) may indemnify its Office Holders to the fullest extent permitted by Applicable Law and the Company’s Articles of Association, for any liability and expense that may be imposed on the Office Holder, as provided in the indemnity agreement between such individuals and the Company, all subject to applicable law and the Company’s Articles of Association.

9.	Equity Awards of Office Holders.

9.1.     Equity awards will be made in the manner prescribed by the Company’s 2014 Share Incentive Plan, as amended, the 2019 Employee Share Purchase Plan, as amended, and under such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). These include: options to purchase ordinary shares of the Company, restricted share units, restricted shares, performance based awards and any other type of equity compensation that is based on the Company’s securities and may be granted under applicable tax regimes.

9.2.     Unless determined otherwise in a specific award agreement approved by the Committee and the Board, equity awards will be subject to an overall vesting period or reverse-vesting, as applicable (being measured by the last vesting date from the date of commencement of vesting) of no less than one (1) year (including, periodic vesting dates during such period and portions that may be fully vested upon grant) or otherwise will be subject to vesting to performance criteria. In addition, the Board may, following approval by the Committee, extend the period of time for which an award is to remain exercisable (but not more than one year following the termination date of engagement) and make provisions with respect to the acceleration of vesting of equity awards in certain events, including termination events or change in control, the vesting period of any Executive’s awards, as well as other adjustments, modifications and changes to the terms of the equity awards (which adjustments, modifications and changes may be made either at the time of approval of the award or at any time thereafter), as permitted under the terms of the Equity Plans and subject to Applicable Law, provided that repricing shall be subject to shareholder approval.

9.3.     Equity award that include an exercise price, such as stock options, shall have an exercise price that is equal to or higher than fair market value as of the date of the grant (as determined at such time by the Committee and/or the Board, in their discretion). The total number of shares subject to such equity award shall not exceed 1.0% of the issued and outstanding share capital of the Company at the time of grant. With respect to an equity award that does not include an exercise price (such as, restricted share units or performance based restricted share units), the annual total number of shares subject to such equity award shall not exceed 0.5% of the annual issued and outstanding share capital of the Company at the time of grant.

9.4.     In the event that equity awards granted to groups of employees of the Company and/or its Affiliates are subject to an amendment or adjustment of terms – other than re-pricing – that is applied to the entire group of such employees, then such amendment or adjustment may be applied also to Executives that constitute part of the same group.

9.5.     The Committee and/or the Board will adopt and maintain minimum shareholding guidelines applicable to Office Holders, such as an appropriate ratio between holdings and base salary, to encourage long term holding of shares and/or equity and alignment with shareholder interest.

9.6.     To the extent applicable, and in special circumstances, the performance criteria of a performance Equity Award may be revisited with and adjusted upward or downward by the Committee, and if approved by the Committee, then by the Board, during the performance period, including in order to account for changes in an Executive’s roles and responsibilities, recruitments and promotions during such year, significant changes in the Company’s operations or business or market terms, mergers and acquisitions or other material changes applicable to the Company.

10.      Recoupment.

10.1.   In the event of an accounting restatement, the Company shall be entitled to recover from an Office Holder amounts paid to such Officer Holder as part of his/her Terms of Office, equal to the amount in which payment(s) to the Office Holder (in any form, including bonuses, performance equity awards or otherwise) exceeded what would have been paid under the financial statements, as restated, provided that a recoupment claim is made by the Company prior to the second anniversary of fiscal year end of the restatement of the applicable financial statements. The Committee shall be entitled to determine the amounts and conditions of such repayment.

10.2.   The Committee shall have the authority to reduce or eliminate any earned but unpaid variable compensation of an Office Holder in circumstances where his/her conduct would justify termination for “cause” or in other circumstances determined by the Committee as warranting such reduction. In addition, the Committee shall have the authority to reduce or eliminate any outstanding performance-based awards, awarded or vested due to an accounting restatement, or, if such awards are no longer held by the Office Holder, recover their financial value in cash.

10.3.   Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

(1)          The financial restatement is required due to subsequent changes in the applicable financial reporting standards; or

(2)          The Committee has determined that “Recoupment” proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

10.4.   Nothing in this Section 10 derogates from any other ‘recoupment’, ‘clawback’ or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of Applicable Law.

11.       Effectiveness; Term.

11.1.   The Policy shall take effect upon its approval in accordance with the Companies Law.

11.2.   The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time determination of Terms of Office of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation of the foregoing, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office of Office Holders at such time.

12.      Non-Exclusivity of this Policy.

12.1.   Neither the adoption of this Policy or any amendment thereof nor the submission of this Policy or any amendment thereof to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and executive short-term or long-term incentive plans.

12.2.   The Terms of Office of an Office Holder may contain such other terms and conditions that are not inconsistent with this Policy (to the extent required by the Companies Law).

13.      Governing Law.

The Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

14.      Severability.

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

***

Adopted: [June 28, 2022]